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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1995
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                        OF IMC-AGRICO MP, INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















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                               CONTENTS


Report of independent auditors


Financial statements

Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules                                   Schedule

Schedule of assets held for investment purposes             1
Schedule of reportable transactions                         2






                    REPORT OF INDEPENDENT AUDITORS





Plan Administrator
Investment Plan for Salaried Employees of
  IMC Agrico MP, Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Salaried Employees of IMC-Agrico MP, Inc. as of June 30, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1995 and 1994, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ERNST & YOUNG LLP


November 17, 1995


                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                      OF IMC-AGRICO MP, INC.

       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                 June 30, 1995

<CAPTIONS>
                                                  Fund Information
                                                   Fixed  Money
                                Equity    Bond    Income  Market Balanced
Growth
                        Total    Fund     Fund     Fund    Fund   Fund   Fund
ASSETS
Investments , at fair value:
 Mutual funds -
  Fidelity Equity-Income
   Fund, Inc.     $ 6,444,187$6,444,187
  Bond Fund of America,
   Inc.             2,009,694         $2,009,694
  Vanguard Money Market
   Reserves, Inc. -
    Prime Portfolio   770,014                           $770,014
  Vanguard Wellington
   Fund, Inc.         327,863                                  $327,863
  Fidelity Magellan
   Fund, Inc.         755,091                                         $755,091
 LaSalle National Trust,
  N.A. Income  Plus Fund6,513,999              $ 6,513,999
 Loans to participants1,518,700250,363  208,203  975,923 54,513 10,979  18,719

Investments, at contract value:
 Guaranteed Investment Contracts -
  CDC Investment Manage-
   ment Corp.         750,000                    750,000
  Commonwealth Life
   Insurance Company  803,597                    803,597
  Hartford Life
   Insurance Co.      781,024                    781,024
                   --------------------------------------------------- -------
  Total investments20,674,1696,694,5502,217,8979,824,543824,527338,842 773,810

Receivables:
 Employer contributions1,022,694302,731  83,910  336,067 40,232 88,528 171,226
 Accrued interest and
  dividends            33,033                     33,033
                   --------------------------------------------------- -------
  Total receivables 1,055,727  302,731   83,910  369,100 40,232 88,528 171,226
                   --------------------------------------------------- -------

Assets available for
 benefits         $21,729,896$6,997,281$2,301,807$10,193,643$864,759$427,370$9
45,036
                   =================================================== =======






                      (See Notes to Financial Statements)

                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                      OF IMC-AGRICO MP, INC.

       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                 June 30, 1994

<CAPTIONS>
                                          Fund Information
                                                            Fixed      Money
                                   Equity      Bond         Income     Market
                      Total         Fund       Fund         Fund        Fund
ASSETS
                                                                      C>
Investments, at fair value:
 Mutual funds -
  Fidelity Equity-Income
   Fund, Inc.      $ 5,395,053 $5,395,053
  Bond Fund of America,
   Inc.              1,983,778            $1,983,778
  Vanguard Money Market
   Reserves, Inc. -
    Prime Portfolio    665,479                                      $665,479
 LaSalle National Trust,
  N.A. Income Plus Fund7,910,227                       $7,910,227
 Loans to participants1,187,105   141,548     96,528      913,138     35,891
                     ---------  ---------  ---------    ---------    -------
  Total investments 17,141,642  5,536,601  2,080,306    8,823,365    701,370

Receivables:
 Employer contributions364,708    166,448     73,471      111,633     13,156
 Accrued interest and
  dividends             38,773          7                  38,764          2
                     ---------  ---------  ---------    ---------    -------
  Total receivables    403,481    166,455     73,471      150,397     13,158
                     ---------  ---------  ---------    ---------    -------

Assets available for
 benefits          $17,545,123 $5,703,056 $2,153,777   $8,973,762   $714,528
                     =========  =========  =========    =========    =======


                      (See Notes to Financial Statements)

                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                      OF IMC-AGRICO MP, INC.

 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH  FUND INFORMATION

                       For the Year Ended June 30, 1995

<CAPTIONS>
                                                  Fund Information
                                                  Fixed   Money
                                 Equity    Bond   Income  Market Balanced
Growth
                        Total    Fund      Fund   Fund    Fund   Fund    Fund
Investment income:
 Interest and dividends$   917,844 $  181,582$  159,590$   526,526$ 38,897$
7,544                 $  3,705
 Net appreciation in fair
  value of investments 975,181 770,707   44,166                 32,708127,600
 Loans to participants -
  interest             103,476  14,906   10,103   73,480  3,691    390    906
                      ----------         -------- --------       --------------
-                     ------    -------
  Total investment income1,996,501967,195213,859 600,006 42,588 40,642132,211

Contributions:
 Participants        1,496,780 442,042  136,661  464,965 51,887136,851264,374
 Employer            1,221,769 359,935  103,839  398,179 47,896106,502205,418
                      ----------         -------- --------       --------------
-                     ------    -------
  Total contributions2,718,549 801,977  240,500  863,144 99,783243,353469,792

Transfers from other plans328,42082,868  19,949  120,430  3,750 55,260 46,163

Cash distributed to with-
 drawing participants(858,697)(179,923)(154,282)(432,521)(83,692)(1,474)(6,805)

Transfers of investment
 direction                    (377,892)(171,996)  68,822 87,802 89,589303,675
                      ----------         -------- --------       --------------
-                     ------    -------

Net increase in assets
 available for benefits4,184,7731,294,225148,0301,219,881150,231427,370945,036

Assets available for
 benefits-beginning of
 year               17,545,1235,703,0562,153,7778,973,762714,528
                      ----------         -------- --------       --------------
-                     ------    -------

Assets available for
 benefits-end of year$21,729,896$6,997,281$2,301,807$10,193,643$864,759$427,370
$945,036
                      ==========         ======== ========       ============
===                   =======   =======











                      (See Notes to Financial Statements)

                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                      OF IMC-AGRICO MP, INC.

 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                       For the Year Ended June 30, 1994

                                           Fund Information
                                                            Fixed      Money
                                   Equity      Bond         Income     Market
                      Total         Fund       Fund         Fund        Fund
                                                                      C>
Investment income (loss):
 Interest and dividends$   583,527$  123,284$  117,809 $  316,422   $ 26,012
 Net appreciation
  (depreciation) in fair
  value of investments(281,976)  (59,752)  (222,351)                     127
 Loans to participants -
  interest              66,786      4,585      2,761       58,572        868
                     ---------  ---------  ---------    ---------    -------

  Total investment
   income (loss)       368,337     68,117  (101,781)      374,994     27,007

Contributions:
 Participants        1,382,368    604,244    297,330      435,670     45,124
 Employer              549,213    245,893    114,000      169,880     19,440
                     ---------  ---------  ---------    ---------    -------
  Total contributions1,931,581    850,137    411,330      605,550     64,564

Transfers from other
 plans              15,682,392  4,530,472  2,159,093    8,435,474    557,353

Cash distributed to with-
 drawing participants(437,187)   (15,669)   (13,662)    (407,856)
                     ---------  ---------  ---------    ---------    -------

Transfers of investment
 direction                        269,999  (301,203)     (34,400)     65,604

Net increase in assets
 available for benefits$17,545,123$5,703,056$2,153,777 $8,973,762   $714,528
                     =========  =========  =========    =========    =======














                      (See Notes to Financial Statements)

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                  OF IMC-AGRICO MP, INC.

                     NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan
  The following description of the Investment Plan for Salaried
Employees of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
  The Plan was established on July 1, 1993. Salaried employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Freeport-McMoRan Resource Partners, Limited Partnership, are eligible to participate in the Plan upon completion of one year of service. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

Contributions
  The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of
Section 401(k) or the limitations of Section 415 of the IRC. In addition, salary reduction contributions cannot exceed $9,240 for the calendar years 1995 and 1994. The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,240 limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by the Company's Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed six percent of a participant's base monthly salary. The Company may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by
Section 415 of the IRC. Total employer contributions were equal to 125 percent of participants' eligible contributions for the year ended June 30, 1995 (60 percent for the year ended June 30, 1994). Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
  Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals and fees, if any, interest, dividends and net realized and unrealized gains or losses.

Administrative Expenses
  Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
  The Plan's investments are administered by The Northern Trust Company under a trust agreement dated August 18, 1993. Investment programs available to participants are as follows:

  Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

  Bond Fund - Investments are made in shares of the Bond Fund of America, Inc., a mutual fund which invests substantially all of the assets of the fund in marketable corporate debt securities, U.S. Government securities, mortgage related securities, other asset backed securities and cash or money market instruments.

  Fixed Income Fund - Investments of the Fixed Income Fund are managed by LaSalle Street Capital Management, Ltd. Investments are made in guaranteed investment contracts (GICs) and in the LaSalle National Trust, N.A. Income Plus Fund as discussed below:

       a. A GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

       b. A GIC with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

       c. A GIC with Hartford Life Insurance Company with a guaranteed interest rate of 8.01 percent through December 19, 1997.

       d. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. Government money market investments and alternative contracts backed by U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

  Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

  Balanced Fund - Investments are made in shares of the Vanguard
  Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

  Growth Fund - Investments are made in shares of the Fidelity
  Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

  Participants elect their desired investment program upon joining the Plan. As of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants may elect to transfer their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Participants may not transfer funds between the Fixed Income Fund and the Bond Fund nor between the Fixed Income Fund and the Money Market Fund. Participants may elect to change the investment direction of their future contributions four times a year (July 1, October 1, January 1 and April 1). Such a change only affects the investment of the participants' contributions and employer contributions received by the Plan after the effective date of the change. The Balanced Fund and Growth Fund investment programs were introduced to the Plan effective July 1, 1994.

Vesting
  All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Former Freeport-McMoRan Inc. Employees
  Certain salaried employees at Freeport-McMoRan Inc. who were participants in the Freeport-McMoRan Inc. Employee Capital Accumulation Program became salaried employees of the Company and transferred their assets therein to the Plan on or about July 1, 1993.

Withdrawals
  Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

  Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
  Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

  Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthday.

Loans to Participants
  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.


2.    Summary of Significant Accounting Policies

Investment Valuation
  Shares of the LaSalle National Trust, N.A. Income Plus Fund and the mutual funds are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.
Guaranteed investment contracts are carried at contract value.

Income Recognition
  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
  Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals
  Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at June 30, 1995 and 1994.

3. Net Appreciation (Depreciation) in Fair Value of Investments During 1995 and 1994, net appreciation (depreciation) in fair value of the Plan's investments came from mutual funds and was determined by quoted market price was as follows:

                                        1995           1994
   Equity Fund                       $ 770,707     $ (59,752)
   Bond Fund                            44,166      (222,351)
   Money Market Fund                                      127
   Balanced Fund                        32,708
   Growth Fund                         127,600
                                     ---------      ---------
   Net appreciation (depreciation)
    in fair value                    $ 975,181     $(281,976)
                                     =========      =========

4.  Significant Investments
  Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

                                        1995           1994
   Mutual funds -
    Fidelity Equity-Income
    Fund, Inc.                      $6,444,187     $5,395,053
    Bond Fund of America, Inc.       2,009,694      1,983,778

   LaSalle National Trust, N.A.
    Income Plus Fund                 6,513,999      7,910,227

   Loans to participants             1,518,700      1,187,105


5.    Federal Income Tax Status
  The Internal Revenue Service ruled May 15, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


















                        SUPPLEMENTAL SCHEDULES




                                                      Schedule 1




                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                  OF IMC-AGRICO MP, INC.

            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                                             June 30, 1995
                               Principal
                               amount or                    Current
                               number of                  or contract
      Description              shares           Cost        value

Mutual funds -
 Fidelity Equity-Income
 Fund, Inc.           185,765 shares         $ 6,141,931 $ 6,444,187
 Bond Fund of America,
  Inc.                148,977 shares           2,172,488   2,009,694
 Vanguard Money Market
 Reserves, Inc. - Prime
  Portfolio           770,014 shares             770,014     770,014
 Vanguard Wellington Fund,
  Inc.                 14,630 shares             295,354     327,863
 Fidelity Magellan Fund,
  Inc.                  9,043 shares             627,491     755,091

LaSalle National Trust,
 N.A. Income Plus Fund6,513,999 shares         6,513,999   6,513,999

Loans to participants
 (7% - 10%)               $1,518,700           1,518,700   1,518,700

Guaranteed investment
 contracts -
 CDC Investment Manage-
  ment Corp., 7.5%,
  through 6/30/00            750,000             750,000     750,000
 Commonwealth Life
  Insurance Company,
  7.27%, through 7/6/98      803,597             803,597     803,597
 Hartford Life Insurance
  Co. 8.01%, through
  12/19/97                   781,024             781,024     781,024
                                              ----------  ----------
    Total investments                        $20,374,598 $20,674,169
                                              ==========  ==========






                                                      Schedule 2



                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                   OF IMC-AGRICO MP, INC.

                  SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE YEAR ENDED JUNE 30, 1995




                     Purchases                    Sales
    Description     Number  Cost   Number               Cost
Proceeds      Loss

Category (i) trans-
 actions - individual
 transactions in excess
 of 5 percent of plan
 assets:

 LaSalle National
  Trust, N.A. Income
  Plus Fund                          1   $1,500,007 $1,500,007     (A)

Category (iii) trans-
 actions - series of
 transactions in excess
 of 5 percent of plan
 assets:

Fidelity Equity-
 Income Fund, Inc.   26  $  898,828  7      378,089    367,145 $10,944

LaSalle National
 Trust, N.A. Income
 Plus Fund           37   1,418,779 25    2,815,007  2,815,007     (A)




NOTES:

  (A)Due to the nature of these transactions, there is no gain or loss on disposition.

  (B)There were no category (ii) or (iv) reportable transactions during the year ended June 30, 1995.


                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     Investment Plan for Salaried Employees of
                     IMC-Agrico MP, Inc.


                                  ROBERT C. BRAUNEKER
                       -------------------------------------------
                                  Robert C. Brauneker
                       Chairman of the Employee Benefits Committee

Date:  December 11, 1995

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

ROBERT C. BRAUNEKER
-------------------
Robert C. Brauneker  Executive Vice President      December 11, 1995
                     Chief Financial Officer


JAMES D. SPEIR
--------------
James D. Speir       President and                 December 11, 1995
                     Chief Operating Officer